Exhibit 21.1

Subsidiaries of the Registrant

As of December 31, 2020

Subsidiary	Jurisdiction of Organization	Percentage Ownership(A)

U.S. Subsidiaries
Ultratech International Inc.	DE	100%
Veeco APAC LLC	DE	100%
Veeco Process Equipment Inc.	DE	100%

Foreign Subsidiaries
Veeco Asia Pte. Ltd.	Singapore	100%
Veeco GmbH	Germany	100%
Veeco Instruments Limited	England	100%
Veeco Instruments (Shanghai) Co. Ltd.	China	100%
Veeco Japan Ltd.	Japan	100%
Veeco Korea LLC	South Korea	100%
Veeco Malaysia Sdn. Bhd.	Malaysia	100%
Veeco Netherlands BV	Netherlands	100%
Veeco Taiwan Inc.	Taiwan	100%
Ultra-Tech Technologies Israel Ltd.	Israel	100%
Ultratech Korea Holdings LLC	Korea	100%

(A)	Includes direct and indirect ownership.